July 11, 2016

Chautauqua Management, LLC

c/o Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, NV 89135

Re:	Transfer of Call Option Agreement with Silver Rock Entities

Reference is hereby made to that certain Call Option Agreement, effective as of July 21, 2011 (as amended by that certain Waiver and Amendment, dated as of September 4, 2014, and as may be otherwise amended, restated, supplemented or otherwise modified and in effect from time to time, and including all rights, claims and remedies with respect thereto, the “Call Option”), by and among 1818 Partners, LLC, a Nevada limited liability company (“Transferor”), Silver Rock Financial LLC, IN-FP1 LLC, DNSMORE LLC and CM-NP LLC (collectively, the “Silver Rock Entities”), solely for purposes of Sections 4(b) and 8 thereof, the Equityholders named therein, and, solely for the purposes set forth in Sections 7, 8 and 9 thereof, Diamond Resorts International, Inc., as successor-in-interest to Diamond Resorts Parent, LLC (the “Company”).

Transferor is transferring the Call Option to the equityholders of Transferor (the “Members”), including Chautauqua Management, LLC, a Nevada limited liability company (“Transferee”; the Members other than Transferee being referred to as the “Other Members”), pro rata based upon the Members’ respective equity interests held in Transferor (the “Distribution”).

Accordingly, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Transferor and Transferee agree as follows:

1. Transfer of Securities. Effective as of the close of business on the date hereof (the “Effective Time”), Transferor hereby transfers and assigns to Transferee, and Transferee hereby acquires from Transferor, a portion of the Call Option with respect to one-third (1/3) of the equity interests in the Company subject to the Call Option (i.e., 143,958 shares of common stock of the Company (“Common Stock”)), including all of Transferor’s right, title and interest, legal and equitable, therein and thereto, and all obligations of Transferor thereunder with respect to such portion of the Call Option so-transferred (the “Transferred Call Option”). In connection therewith, Transferee hereby assumes, and agrees to be bound by the provisions of the Call Option with respect to, the Transferred Call Option.

2. Further Assurances and Agreements. Each party to this letter agreement shall use its best efforts to do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, (i) as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this letter agreement and the consummation of the transactions contemplated hereby, including the Distribution, and (ii) as either of the Other Members may reasonably request in order to consummate the Distribution. Without limiting the generality of anything set forth herein, (a) Transferor and Transferee shall notify the Silver Rock Entities of Transferor’s transfer of the Transferred Call Option to Transferee and Transferor’s assignment of rights under, and Transferee’s assumption of obligations under, the Transferred Call Option; and (b) Transferor and Transferee shall cooperate with each other and the Other Members in seeking from the Silver Rock Entities the prompt issuance of new instruments, representing the Transferred Call Option and the portions of the Call Option transferred to the Other Members pursuant to the Distribution (the “Other Member Call Options”), in the names of Transferee and the Other Members, as applicable. Notwithstanding any failure or other delay in the Silver Rock Entities’ issuance of new instruments representing the Transferred Call Option and the Other Member Call Options, each of the parties hereto hereby covenants and agrees to cooperate with the other party hereto and each of the Other Members to hereafter treat the new instruments representing each of the Transferred Call Option and the Other Member Call Options as having been issued in the names of Transferee and the Other Members, as applicable. Each of the parties to this letter agreement hereby acknowledges and agrees that each of the Other Members shall be an express third party beneficiary of the provisions of this Section 2, entitled to the benefits of, and to rely upon and enforce, this Section 2.

3. Governing Law; Counterparts; Miscellaneous. This letter agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada. This letter agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each other party and delivered to the other party; provided that a .pdf or facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a .pdf or facsimile signature. This letter agreement shall be binding upon the parties and their successors and assigns and may be amended or terminated only by a writing signed by each of the parties hereto. Each party to this letter agreement hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection herewith or arising out of this letter agreement or any transaction contemplated hereby.

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Please indicate your agreement to the above by signing in the space provided below.

1818 PARTNERS, LLC

By: Cloobeck Companies, LLC
Its: Member

By:	/s/ Stephen J. Cloobeck
Name: Stephen J. Cloobeck
Title: Sole Manager

Accepted and agreed to this 11 day of July, 2016:

CHAUTAUQUA MANAGEMENT, LLC

By:	/s/ David F. Palmer
Name: David F. Palmer
Title: Sole Manager